# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002084744

## Reporting persons
- CF Series DAT A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,614,124; sole dispositive power 0; shared dispositive power 5,614,124; aggregate amount beneficially owned 5,614,124 (3.1% of the class)
- CF Series DAT A GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,614,124; sole dispositive power 0; shared dispositive power 5,614,124; aggregate amount beneficially owned 5,614,124 (3.1% of the class)
- CoinFund Liquid Opportunities LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,255,558; sole dispositive power 0; shared dispositive power 10,255,558; aggregate amount beneficially owned 10,255,558 (5.6% of the class)
- CoinFund Liquid Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,255,558; sole dispositive power 0; shared dispositive power 10,255,558; aggregate amount beneficially owned 10,255,558 (5.6% of the class)
- Series F Liquid Opportunities LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,193,241; sole dispositive power 0; shared dispositive power 1,193,241; aggregate amount beneficially owned 1,193,241 (0.7% of the class)
- Series F Liquid Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,193,241; sole dispositive power 0; shared dispositive power 1,193,241; aggregate amount beneficially owned 1,193,241 (0.7% of the class)
- Series G Liquid Opportunities LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,178,089; sole dispositive power 0; shared dispositive power 1,178,089; aggregate amount beneficially owned 1,178,089 (0.6% of the class)
- Series G Liquid Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,178,089; sole dispositive power 0; shared dispositive power 1,178,089; aggregate amount beneficially owned 1,178,089 (0.6% of the class)
- CoinFund Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,241,012; sole dispositive power 0; shared dispositive power 18,241,012; aggregate amount beneficially owned 18,241,012 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, PA, 18042.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

CF Series DAT A LP ("CF DAT A LP")
CF Series DAT A GP LLC ("CF DAT A GP")
CoinFund Liquid Opportunities LP ("CFLO" or "CFLO LP")
CoinFund Liquid Opportunities GP LLC ("CFLO GP")
Series F Liquid Opportunities LP ("Series F" or "Series F LP")
Series F Liquid Opportunities GP LLC ("Series F GP")
Series G Liquid Opportunities LP ("Series G" or "Series G LP")
Series G Liquid Opportunities GP LLC ("Series G GP")
CoinFund Management LLC ("CoinFund Mgr")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
5 Bryant Park, Suite 1003
New York, NY 10018
Citizenship:
CF DAT A LP Delaware
CF DAT A GP Delaware
CFLO Cayman Islands
CFLO GP Delaware
Series F Cayman Islands
Series F GP Delaware
Series G Cayman Islands
Series G GP Delaware
CoinFund Mgr Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The Reporting Persons' ownership of the Issuer's securities consists of (i) 5,270,117 shares of Common Stock and warrants ("Warrants") exercisable for up to 2,045,735 shares of Common Stock held directly by CF DAT A LP; (ii) 9,627,145 shares of Common Stock and Warrants exercisable for up to 3,737,030 shares of Common Stock held directly by CFLO; (iii) 1,120,125 shares of Common Stock and Warrants exercisable for up to 434,806 shares of Common Stock held directly by Series F; and (iv) 1,105,901 shares of Common Stock and Warrants exercisable for up to 429,284 shares of Common Stock held directly by Series G. The Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Warrants to the extent that, following exercise, each of CF DAT A LP, CFLO, Series F and Series G, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. Each of CF DAT A LP, CFLO, Series F and Series G is currently prohibited from exercising the Warrants to the extent that such exercise would result in beneficial ownership of more than 18,241,012 shares of Common Stock.

CF DAT A GP is the general partner of CF DAT A LP; CFLO GP is the general partner of CFLO; Series F GP is the general partner of Series F; and Series G GP is the general partner of Series G. CoinFund Mgr is the management company of each of CF DAT A GP, CFLO GP, Series F GP and Series G GP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 181,474,997 shares outstanding as of September 9, 2025, based on disclosures in the Issuer's Registration Statement on Form S-3 filed on September 11, 2025, and giving effect to Warrants, to the extent exercisable within 60 days hereof, as referenced herein. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 of CoinFund Mgr's cover page has been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- CF Series DAT A LP: /s/ Seth Ginns, By CF Series DAT A GP LLC, its general partner, By Seth Ginns, Managing Member (09/16/2025)
- CF Series DAT A GP LLC: /s/ Seth Ginns, By Seth Ginns, Managing Member (09/16/2025)
- CoinFund Liquid Opportunities LP: /s/ Seth Ginns, By CoinFund Liquid Opportunities GP LLC, its general partner, By Seth Ginns, Managing Member (09/16/2025)
- CoinFund Liquid Opportunities GP LLC: /s/ Seth Ginns, By Seth Ginns, Managing Member (09/16/2025)
- Series F Liquid Opportunities LP: /s/ Seth Ginns, By Series F Liquid Opportunities GP LLC, its general partner, By Seth Ginns, Managing Member (09/16/2025)
- Series F Liquid Opportunities GP LLC: /s/ Seth Ginns, By Seth Ginns, Managing Member (09/16/2025)
- Series G Liquid Opportunities LP: /s/ Seth Ginns, By Series G Liquid Opportunities GP LLC, its general partner, By Seth Ginns, Managing Member (09/16/2025)
- Series G Liquid Opportunities GP LLC: /s/ Seth Ginns, By Seth Ginns, Managing Member (09/16/2025)
- CoinFund Management LLC: /s/ Seth Ginns, By Seth Ginns, Managing Member (09/16/2025)